Exhibit 4.07.1

AMENDMENT NO. 1 TO THE

GOOGLE INC. DEFERRED COMPENSATION PLAN

THIS AMENDMENT NO. 1 to the Google Inc. Deferred Compensation, originally effective as of July 1, 2011, (the “Plan”), is adopted effective as of October 1, 2011:

I.	Section 3.1(c) of the Plan is amended to add the following sentence:

“Notwithstanding anything else in this Section to the contrary, an Eligible Employee may elect to make an initial deferral election with respect to short-term deferrals (within the meaning of Treasury Regulation Section 1.409A-1(b)(4)) in accordance with Treasury Regulation Section 1.409A-2(a)(4) by filing an election, in such time, manner and form as prescribed by the Committee.”

II.	Section 6.1(a)(1) of the Plan is amended in its entirety to read as follows:

“An election of a Scheduled Withdrawal made during any Open Enrollment Period must specify a payment date that is either three (3) years, four (4) years or five (5) years following the end of the Plan Year in which ends the last Bonus performance period and/or Quarterly Sales Bonus period to which a deferral election made during such Open Enrollment Period would apply. Notwithstanding the foregoing, any amount deferred pursuant to a deferral election made pursuant to Section 3.1(c) of the Plan and in accordance with Treasury Regulation Section 1.409A-2(a)(4) with respect to a short-term deferral (within the meaning of Treasury Regulation Section 1.409A-1(b)(4)) may only specify a payment date that is five (5) years following the end of the Plan Year in which ends the last Bonus performance period to which such a deferral election with respect to short-term deferrals would apply. The election to take a Scheduled Withdrawal shall be made by completing a form approved by and filed with the Committee.”

III.	Section 6.2 of the Plan is amended in its entirety to read as follows:

“In the event that a Participant has a Separation from Service prior to the payment of a Scheduled Withdrawal, the portion of the Participant’s Account that has not yet been paid pursuant to any election to receive a Scheduled Withdrawal in accordance with Section 6.a(1) – other than an election made in accordance with Treasury Regulation Section 1.409A-2(a)(4) with respect to a short-term deferral (within the meaning of Treasury Regulation Section 1.409A-1(b)(4)) – shall be paid to the Participant in a single lump sum on the Payment Date following the Participant’s Separation from Service.”

Except as modified by this Amendment No. 1, all the terms and provisions of the Plan, as previously amended, shall remain in full force and effect.

Executed this 11th day of November, 2011.

ADMINISTRATIVE COMMITTEE

/s/ John Casey

John Casey, Member of the Google Inc. Deferred

Compensation Plan Administrative Committee